Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K, Core Natural Resources, Inc. (“Core,” “we,” “our,” “us,” “ our company” and “the company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (“common stock”).

The following description of our common stock is based upon, and is qualified by reference to, our amended and restated certificate of incorporation and our amended and restated bylaws, in each case as may be amended from time to time, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K.

General

Core is authorized to issue 125,500,000 shares, of which:

•125,000,000 shares are designated as common stock; and
•500,000 shares are designated as preferred stock (“preferred stock”).

As of January 31, 2025, we had 54,016,722 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends only if and when declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until we have paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of our outstanding preferred stock.

Voting Rights. Holders of our common stock are entitled to one (1) vote per share and they do not have any cumulative voting rights.

Liquidation Rights. Upon any liquidation, dissolution or winding up of Core, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock pro rata.

Preemptive or Other Subscription Rights. Holders of our common stock do not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights. No conversion, redemption or sinking fund provisions apply to our common stock, and our common stock is not liable to further call or assessment by the company. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our Board of Directors is authorized to issue up to 500,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors has the discretion, subject to limitations prescribed by Delaware law and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests. Our Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the Delaware General Corporation Law (“DGCL”) and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Core by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions. Core is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti- takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Size of Board; Vacancies; Removal. Our amended and restated bylaws provide that, subject to the provisions set forth in Article X thereof, the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Subject to the provisions set forth in Article X of our amended and restated bylaws, any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified. Our amended and restated bylaws provide that, subject to the provisions set forth in Article X thereof, stockholders may remove our directors with or without cause, with the approval of a majority of shares entitled to vote at an election of directors.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholders may not act by written consent unless such written consent is unanimous. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Special Stockholder Meetings. Our amended and restated certificate of incorporation provides that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders.

Advance Notice for Stockholder Proposals and Nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Certain Effects of Authorized but Unissued Stock. We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the New York Stock Exchange (“NYSE”) and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Core by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Exclusive Forum. Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Core, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of Core to Core or to Core stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against Core or any current or former director or officer of Core arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, any action asserting a claim relating to or involving Core governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the federal court for the District of Delaware.

Listing

Our common stock is listed on the NYSE under the symbol “CNR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.